AB 3/27/06

SEC 06006612 COMMISSION ...49

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 0 2 2006 BRANCH OF REGISTRATIONS AND EXAMINATIONS

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SEC FILE NUMBER
8-41403

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

C.E. Unterberg, Towbin, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Madison Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Barrett — (212) 389-8088
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED JUN 0 6 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a 5(e)(2).*

OATH OR AFFIRMATION

I, David Barrett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.E. Unterberg, Towbin, LLC ,as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

CFO

Title

Notary Public

LEIGH A SIMONS
Notary Public - State of New York
NO. 01SI6074486
Qualified in New York County
My Commission Expires May 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

C.E. UNTERBERG, TOWBIN LLC AND SUBSIDIARY
(a wholly owned subsidiary of C.E. Unterberg, Towbin Holdings, Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Member
C.E. Unterberg, Towbin LLC
New York, New York

We have audited the accompanying consolidated statement of financial condition of C.E. Unterberg, Towbin LLC and Subsidiary (the "Company"), a wholly owned subsidiary of C.E. Unterberg, Towbin Holdings, Inc., as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 15, 2006

C.E. UNTERBERG, TOWBIN LLC AND SUBSIDIARY
(a wholly owned subsidiary of C.E. Unterberg, Towbin Holdings, Inc.)

Consolidated Statement of Financial Condition
December 31, 2005

ASSETS	
Cash and cash equivalents	**$ 12,182,781**
Securities owned:	
Marketable - at market value	**6,469,875**
Not readily marketable - at estimated fair value	**2,512,434**
Due from broker	**2,995,206**
Investment banking receivables	**3,564,828**
Due from affiliates	**29,391**
Loans and advances	**77,154**
Deposits and prepaid expenses	**407,132**
Furniture, equipment and leasehold improvements, at cost - net of accumulated depreciation and amortization of $7,661,940	**2,031,282**
	$ 30,270,083
LIABILITIES	
Marketable securities sold, but not yet purchased - at market value	**$ 2,330,258**
Accounts payable and accrued expenses	**2,659,300**
Deferred rent	**1,267,962**
Due to broker	**770,488**
Accrued compensation	**5,580,565**
Capital lease obligations	**140,680**
Liability subordinated to claims of general creditors	**6,000,000**
	18,749,253
Commitments and contingencies	
MEMBER'S EQUITY	**11,520,830**
	$ 30,270,083

See notes to consolidated statement of financial condition

Notes to Consolidated Statement of Financial Condition
December 31, 2005

NOTE A - ORGANIZATION

C.E. Unterberg, Towbin was formed in California on May 23, 1989 under the California Revised Limited Partnership Acts and is registered as a broker/dealer with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934. On November 25, 2003, C.E. Unterberg, Towbin converted from a California Limited Partnership to a Delaware limited liability company and changed its name to C.E. Unterberg, Towbin LLC ("CEUT LLC"). On January 1, 2004, CEUT LLC became a wholly owned subsidiary of C.E. Unterberg, Towbin Holdings, Inc. In accordance with its Articles of Operation, CEUT LLC shall continue until December 31, 2025.

During 2005, a new entity, C.E. Unterberg, Towbin (H.K.) Limited ("CEUT HK"), a wholly owned subsidiary of CEUT LLC, was formed for the Hong Kong operations.

CEUT LLC and its subsidiary CEUT HK (the "Company") primarily acts as a broker/dealer engaging in general securities activities. The Company renders underwriting, investment banking, research and consulting services and engages in market making activities in equities. CEUT LLC clears all transactions through another broker/dealer on a fully disclosed basis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[2] Securities transactions:

Transactions in securities and related revenues and expenses are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased which are readily marketable are valued on the last business day of the year at the last available reported price. Securities not readily marketable are valued at fair value as determined by the managing member. Factors considered in valuing individual securities include the purchase cost, prices of recent significant private placements of securities of the same issuer, changes in the financial condition, prospects of the issuer, and estimates of liquidation value. For listed securities that are restricted for sale, a discount has been taken in accordance with pricing policies determined by the managing member. The resulting changes in unrealized gains and losses are reflected in the statement of operations. Because of the inherent uncertainty of valuation, the estimated values may differ significantly from the values that would have been used had a ready market for investments existed, and the differences could be material.

[3] Depreciation and amortization:

Depreciation is provided using an accelerated method over estimated useful lives of five to seven years. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the related assets.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[4] Cash and cash equivalents:

Cash equivalents consist of operating cash and money market funds purchased with an original maturity of three months or less and includes cash in escrow of approximately $6,000.

[5] Income taxes:

As a single-member limited liability company, the member is individually responsible for income taxes that result from the Company's operations.

[6] Due from broker:

Due from broker includes cash and amounts receivable for securities transactions that have not yet settled.

[7] Principles of consolidation:

The consolidated financial statements include the accounts of CEUT LLC and CEUT HK for the year ended December 31, 2005. All material intercompany balances and transactions have been eliminated in consolidation.

NOTE C - DERIVATIVE FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

In the normal course of its business, CEUT LLC enters into transactions in various financial instruments, including derivatives held or issued for trading purposes. These transactions include securities sold, but not yet purchased and the purchase and writing of equity and index option contracts. Securities sold, but not yet purchased represent obligations of CEUT LLC to deliver the underlying securities sold and option contracts written represent obligations of CEUT LLC to purchase or deliver the specified security at the contracted price. CEUT LLC's ultimate obligation to repurchase the security may exceed the amount recognized in the statement of financial condition. CEUT LLC monitors its positions continuously to reduce the risk of potential loss due to changes in market value.

All securities transactions are cleared on a fully disclosed basis through and held in custody by a member firm of the New York Stock Exchange, Inc. CEUT LLC has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by CEUT LLC. In the event the customer is unable to fulfill its contracted obligation to the clearing broker/dealer, CEUT LLC may be exposed to off-balance sheet risk. In addition, at December 31, 2005, substantially all of the money market funds, securities owned and due from broker are held by the clearing broker. Recognizing the credit risk that this implies CEUT LLC continually monitors the credit standing of each broker/dealer and customer with which it conducts business.

NOTE D - BENEFIT PLAN

The Company's 401(k) plan provides eligible employees with retirement benefits. Employees are eligible on the first day of the month following their hire date and if they have reached 21 years of age.

The employees may elect to defer a portion of their salaries up to certain limits. A discretionary amount may also be contributed by the Company as determined by the managing member at the end of each year. The discretionary contribution is allocated among all eligible participants pro rata on the basis of the total of their compensation. Plan benefits related to the employee and employer contributions vest immediately. There were no discretionary contributions made by the Company for the year ended December 31, 2005.

NOTE E - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consist of the following:

Furniture and fixtures	$ 1,578,636
Equipment	5,624,867
Computer equipment under capital lease	168,103
Leasehold improvements	2,321,616
	9,693,222
Less: accumulated depreciation and amortization	(7,661,940)
	$ 2,031,282

NOTE F - COMMITMENTS AND CONTINGENCIES

[1] Operating and Capital Leases:

The Company leases its office space under various noncancellable operating lease agreements, with remaining lease terms in excess of one year. In addition, CEUT LLC leases the furniture and fixtures, leasehold improvements and equipment utilized in its New York Office under an operating lease, which extends through May 2007 with the option of extending through May 2008.

Aggregate minimum future rentals under noncancellable operating leases and capital leases as follows:

Year Ending December 31,	Capital Lease	Operating Lease	Sublease Income	Operating Lease Net of Sublease Income
2006	$ 64,436	$ 6,466,000	$ 1,169,000	$ 5,297,000
2007	64,436	4,425,000	35,000	4,390,000
2008	29,706	3,485,000		3,485,000
2009		3,471,000		3,471,000
2010		3,458,000		3,458,000
Thereafter (2011 - 2016)		19,611,000		19,611,000
Total minimum lease payments	158,578			
Less: Amount representing interest	17,898			
Present value of future minimum lease payments	$ 140,680	$ 40,916,000	$ 1,204,000	$ 39,712,000

CEUT LLC and an affiliated partnership entered into a lease agreement which commenced in April of 2000, later amended, which is due to expire on May 7, 2007 where they did not pay the monthly rent on this lease but were responsible for the full amount upon default of the affiliated partnership. Effective December 2003, CEUT LLC assumed this lease and all the obligations of the original terms as well as the premises.

The office leases are subject to escalation charges based upon increases in real estate taxes and operating costs incurred by landlords. In lieu of a rent security deposit on its New York Office lease, CEUT LLC maintains an irrevocable standby letter of credit in favor of its landlord in the amount of $3,500,000 collateralized by CEUT LLC's cash and securities held at its clearing broker. Under the lease terms, effective April 1, 2006, the letter of credit may be reduced to $2,500,000.

NOTE F - COMMITMENTS AND CONTINGENCIES (CONTINUED)

[1] Operating and Capital Leases: (continued)

During the year, CEUT LLC leased computer equipment together with software that are classified as a capital lease and secured by such computer equipment. The cost of the computer equipment together with the software under capital lease is included in the consolidated statement of financial condition in furniture, equipment and leasehold improvements totaling $168,103 at December 31, 2005. Accumulated amortization of the leased computer equipment at December 31, 2005 was approximately $16,810.

[2] Litigation:

CEUT LLC is involved in various litigation matters, including those arising out of activities as an investment banker. In the opinion of management, upon the advice of counsel the ultimate resolution of these matters will not have a material adverse effect on CEUT LLC's financial position.

NOTE G - REGULATORY REQUIREMENTS

As a broker/dealer registered with the SEC and the National Association of Securities Dealers, Inc. (the "NASD"), the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") and has elected to compute its net capital based upon aggregate indebtedness. As a broker/dealer engaged in market making activities, the Rule requires the Company to maintain minimum net capital equal to the greater of $577,000 or 6 2/3% of aggregate indebtedness, both as defined by the Rule. At December 31, 2005, the Company had net qualifying capital of approximately $5,617,000 which was approximately $4,996,000 in excess of its required net capital of approximately $622,000. The Company's ratio of aggregate indebtedness to net capital was 1.66 to 1.

The Company is exempt from the provisions of Rule 15c3-3 per paragraph (k)2(ii).

NOTE H - SUBORDINATED BORROWINGS

On February 17, 2005, CEUT LLC entered into a revolving subordinated credit agreement with a bank (the "Agreement") that expires on February 17, 2006. Under the Agreement, CEUT LLC may borrow up to $10,000,000 at an interest rate of the adjusted London Interbank Offered Rate ("LIBOR") plus 2% for the first thirty days that such loan is outstanding and LIBOR plus 5% thereafter. At December 31, 2005, and during the year then ended, CEUT LLC borrowed approximately $6,000,000 pursuant to the Agreement collateralized by CEUT LLC's securities owned.

Any balances drawn pursuant to the Agreement are covered by agreements approved by NASD and are available to CEUT LLC in computing its net capital pursuant to the Rule. To the extent that balances outstanding on such loans are required for CEUT LLC's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE I - RELATED PARTY TRANSACTIONS

CEUT LLC shares office space, services and common personnel with affiliates. CEUT LLC initially pays for such expenses and is reimbursed by the affiliates for allocable costs.

NOTE J - SUBSEQUENT EVENT

In January 2006, the member withdrew approximately $327,000.